UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Indicate by check mark whether the Registrant is submitting the

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, April 29, 2010

first quarter 2010: revenues and EBITDA are in line with the Group’s outlook for the year as a whole

France Telecom confirms its financial objectives for 2010

•

revenues of 10.96 billion euros, down 2.7% in relation to the first quarter of 2009 on a comparable basis. Excluding the impact of regulatory measures, the decrease was limited to 0.3%

•

growth of 7.3% in Africa and the Middle East; strong growth continued for new operations in Africa, up 22.1% in first quarter 2010

•

positive trends in other regions as well: revenues (excluding regulatory measures)rose 0.3% in France and 2.0% in Spain. Poland improved, limiting the decline to just 4.8%. Growth from other European countries was 1.2%

•

in the Enterprise segment, revenues fell 6.1% (excluding equipment sales), marked by the migration towards Internet usage and the persistent slowdown in the services business

•

EBITDA was 3.76 billion euros, a margin of 34.3%, down 1 point on a comparable basis. Excluding the impact of regulation and new taxes, the EBITDA margin was down by only 0.7 points compared with the first quarter of 2009

•

CAPEX of 874 million euros: the CAPEX rate to revenues was 8.0%, compared with 9.9% in the first quarter of 2009 on a comparable basis

•

the investment trend in the first quarter follows the very high level of activity in the fourth quarter of 2009

•

first quarter CAPEX was affected by unfavorable weather conditions in Europe (particularly in Poland) which meant deferring certain investments until later in the year

•

CAPEX was stable in France. Investment in 3G mobile services increased in order to support the growth in data service volumes. The deployment of the residential fiber optic network, which was resumed at the beginning of the year, should bear fruit in the second half of 2010

•

the Group confirms its annual CAPEX rate objective of about 12% of revenues

•

the organic cash flow objective of about 8 billion euros is maintained before potential acquisitions of new frequencies and excluding the impact of the payment related to the special business tax regime in France prior to 2003

Commenting on the results for the first quarter of 2010, Stéphane Richard, Chief Executive Officer of France Telecom, stated: “The Group again proved its ability to maintain its performance in terms of revenues and profitability against the backdrop of an economic and regulatory environment that remains difficult. France saw a slight improvement in revenues and the resumption of the fiber optic network deployment in more than 20 cities and towns. In the Africa and the Middle East region, the 7% growth stemmed from the stronger performance of our operations including those is the Ivory Coast, Kenya, Senegal and Uganda. On May 5, we will launch Orange in Tunisia.

“With the explosion of data services, the Group continues to invest almost 12% of its revenues annually in areas such as its 3G/3G+ mobile networks, the restarting of the fiber rollout and the deployment of new networks in emerging markets.

“I am therefore able to confirm our objectives for the full year and, along with the Group’s new executive team, thank all our employees who on a daily basis have shown their commitment during this particularly turbulent period. Today, the process of defining the Group’s new business plan is well underway and by the summer we will present France Telecom’s commitments and action plan for the next five years.”

additional information

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

2

key figures for the first quarter of 20101

in millions of euros	1st quarter 2010	1st quarter 2009 comparable basis	1st quarter 2009 historical basis	change comparable basis (in %)	change historical basis (in %)	impact of change in exchange rates (in %)	impact of change in consolidated group (in %)

Revenues	10 959	11 262	11 185	-2.7	-2.0	0.8	-0.1
Of which:
France	5 774	5 898	5 915	-2.1	-2.4	-	-0.3
Spain	923	949	954	-2.8	-3.3	-	-0.5
Poland	970	1 080	960	-10.2	1.1	12.5	-
Rest of World	1 778	1 740	1 759	2.2	1.0	-1.1	-
Enterprise	1 770	1 902	1 920	-7.0	-7.9	-0.8	-0.2
International Carriers and Shared Services	386	373	337	3.4	14.4	-	10.7
Eliminations	(641)	(681)	(661)	-	-	-	-

EBITDA	3 764	3 984	3 955	-5.5	-4.8	0.7	-
in % of revenues	34.3%	35.4%	35.4%	-1 pt	-1 pt

CAPEX (excluding GSM and UMTS licenses)	874	1 115	1 106	-21.7	-21.0	0.9	-
in % of revenues	8.0%	9.9%	9.9%	-1.9 pt	-1.9 pt

EBITDA minus CAPEX	2 890	2 868	2 849	0.8	1.4

Comments:

First quarter results for 2010 reflect changes in the business footprint and in the scope of consolidation in relation to 2009:

-

Subsidiaries consolidated using the “proportional integration” method in 2009 are consolidated using the “equity” method in 2010.

-

The share in net income of associates is consolidated under EBITDA.

-

Egypt is consolidated using the equity method from 1 January 2010. In view of the new agreement between France Telecom and Orascom Telecom Holding, which includes a modified and restated shareholder pact, France Telecom will consolidate the activities in Egypt on a fully consolidated basis when this agreement comes into effect.

-

Historical and comparable basis data for the first quarter of 2009 was based on this new scope of consolidation.

-

The customer bases are now consolidated based on the percentage of interest; thus, the data pertaining to Egypt is now consolidated at the level of 36.36% rather than 71.25%.

Following the announcement in September 2009 of the proposed merger of Orange and T-Mobile operations in the United Kingdom, the United Kingdom segment is treated as a discontinued operation in the financial statements. However, it is still presented as a business segment in the analysis by business segment section (see page 10).

comments on key Group figures

revenues

France Telecom group revenues were 10.959 billion euros in the first quarter of 2010. Revenues declined 2.7% on a comparable basis, mainly reflecting the impact of regulatory measures (-270 million euros). Excluding those measures, the revenue trend was down 0.3% compared with the first quarter of 2009, a 0.6-point improvement compared with the decline observed in the fourth quarter of 2009 (-0.9% based on the same scope of consolidation as in the first quarter of 2010).

Africa and the Middle East were particularly dynamic, with revenues up 7.3% on a comparable basis (+8.1% excluding regulatory measures), a 2.8-point improvement compared with the fourth quarter of 2009. This increase was due in part to a favorable basis of comparison with the first quarter of 2009. Growth remained very strong in the new African operations, up 22.1% in the first quarter of 2010.

The first quarter 2010 revenue trend was also positive in other regions, driven by mobile services. Excluding the impact of regulatory measures:

-

France was up 0.3%: mobile services gained 4.1%, offsetting the decline in fixed services which fell 2.0%;

-

Revenues rose 2.0% in Spain, after an increase of 1.8% in the fourth quarter of 2009: mobile services continued their upward trend up 3.4%, while fixed services declined 4.0%;

-

In Poland, there was a 1.3-point improvement compared with the fourth quarter of 2009, a decline of 4.8%. The significant improvement in mobile services, where the decrease was limited to 0.7% in the first quarter of 2010 (compared with -4.3% in the fourth quarter 2009), partially offset the 7.1% decline in fixed services;

-

Other countries in Europe increased 1.2% in the first quarter of 2010 compared to a decline of 2.9% in the fourth quarter of 2009. The improvement primarily related to Romania where the decline was limited to 10.1% in the quarter after a decrease of 20.5% in the fourth quarter of 2009. Growth in mobile services in Switzerland, Belgium and Luxembourg also contributed.

The quarterly revenue trend for the Enterprise business segment (excluding equipment sales) was down 6.1% in the first quarter of 2010, after falling 4.2% in the fourth quarter of 2009. The decrease reflects an accelerated downturn in traditional data services and slower growth in advanced business network services.

On an historical basis, Group revenues fell 2.0%. This includes the 0.8-point favorable impact of exchange rates, reflecting in particular the appreciation in the Polish zloty (+1.1 points), partially offset by the depreciation of other currencies (-0.3 points). On an historical basis, the trend also includes the impact of changes in scope of consolidation (-0.1 points), in particular with the discontinuation of e-commerce operations in France in 2009.

EBITDA

EBITDA was 3.764 billion euros in the first quarter of 2010, an EBITDA margin of 34.3%, compared with 35.4% in the first quarter of 2009 on a comparable basis. The 1.0-point decrease in the two periods primarily reflects:

-

the negative impact of regulatory measures of -103 million euros; and

-

the -28 million euro impact of new taxes (following the introduction of the telecommunications tax from March 7, 2009 and the Chatel law from June 1, 2008).

On a comparable basis, the ratios of operating expenses (based on adjusted EBITDA) to revenues are as follows:

-

the ratio of labor expenses to revenues was 20.1%, up 0.9 points compared with the first quarter of 2009 (19.2%), with labor expenses increasing despite the decrease in the number of employees, due in part to an additional provision for the French part-time for seniors plan2;

-

the ratio of service fees and inter-operator costs was 13.4%, a 0.3-point improvement. The decline in call termination fees (favorable impact of 167 million euros) is partially offset by growth in unlimited mobile services offers;

-

the ratio of other network expenses and IT expenses improved by 0.1 points to 5.9% in the first quarter of 2010;

-

the ratio of combined property, overhead and other expenses3 improved by 0.1 points to 11.9%. The impact of cost-saving programs and, to a lesser extent, the reduction in restructuring costs were partially offset by the impact of the telecommunications tax;

-

the ratio of commercial expenses and content purchases (14.4%) was up 0.6 points. The increase was split equally between commercial expenses and content purchases.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets fell 21.0% on an historical basis to 874 million euros; this includes the 0.9% favorable impact of exchange rates. CAPEX declined 21.7% on a comparable basis compared with the first quarter of 2009. The ratio of CAPEX to revenues was 8.0% in the first quarter of 2010 compared with 9.9% in the first quarter of 2009, a 1.9-point decrease between the two periods.

The decrease in CAPEX in the first quarter of 2010 is related in part to poor weather conditions in Europe (especially in Poland), causing certain investments to be deferred until later in the year. It is also due to the high level of CAPEX recorded in the fourth quarter of 2009.

However, CAPEX for 3G mobile networks increased in France and in Central Europe to sustain the strong growth in data services. At the same time, CAPEX increased in 2G mobile networks in Africa to support growth of the customer base.

Investment in new operations in Africa declined in the first quarter of 2010 following substantial investments in 2009 to launch these operations.

In France, investment in the residential fiber optic network was in line with the objective for 2010 and should increase as planned in the second half of the year.

Investment in IT remained strong, with an increase in projects to improve customer service and integrate new services.

2

As part of the agreement on the employment of staff close to retirement age signed on November 26, 2009 between France Telecom-Orange and its social partners, the French part-time for seniors plan allows employees eligible for retirement within three years if they wish to choose part-time employment until they retire.

3

See glossary.

outlook for 2010

Taking into account the results for the first quarter of 2010 and the continuing difficult economic conditions, the Group anticipates the following business trends for 2010 as a whole:

•

Revenues: excluding the impact of regulatory measures, revenues should remain generally stable on a comparable basis in relation to 2009. The impact of regulatory measures is estimated at about -1 billion euros.

•

EBITDA: The impact of regulation should be similar to that of 2009. The benefit of cost optimization programs will partially offset the other factors in EBITDA margin erosion and support commercial investments across our footprint.

•

A CAPEX rate of about 12% of revenues, including resumption of investment in fiber optics in France at a level of about 100 million euros in 2010.

•

Given this context, the Group:

-

confirms its objective for organic cash flow generation of around 8 billion euros in 2010 (before potential acquisitions of new frequencies for mobile services and excluding the impact of the payment linked to the special business tax in France prior to 2003 of 1.016 billion euros, including interest); and

-

confirms its ambition of generating 8 billion euros in organic cash flow generation for 2011.

In addition, the Group confirms its mid-range financial guidance:

•

a policy of selective acquisitions aimed primarily at emerging markets (particularly in Africa and the Middle East) and consolidation opportunities in markets in which the Group already operates;

•

debt reduction, with a net debt to EBITDA ratio of less than 2 to preserve the Group’s independence and flexibility.

review by business segment

France

Revenues from France, at 5.774 billion euros in the first quarter of 2010, decreased 2.1% on a comparable basis (down 2.4% on an historical basis). Excluding regulatory measures (-140 million euros), revenues grew by 0.3%.

Revenues from Personal Communication Services fell 0.9% on a comparable and an historical basis to 2.624 billion euros. Excluding regulatory measures (-127 million euros), revenues rose 4.1% compared with the first quarter of 2009.

The number of contract customers rose 5.7% to 18.081 million at March 31, 2010, representing 69.1% of the customer base at that date, compared with 68.2% at March 31, 2009. The total number of customers, excluding MVNOs (contracts and prepaid offers), rose to 26.161 million at March 31, 2010, a year-on-year increase of 4.3%.

Revenues from data services increased sharply (+24.1% compared with the first quarter of 2009, excluding regulatory measures), generated by both messaging and non-messaging services. Data services accounted for 30% of network revenues, a 4.7-point gain compared with the first quarter of 2009. The number of mobile broadband customers rose 20% year on year to a total of 13.868 million at March 31, 2010. Internet/Business Everywhere4 is growing very rapidly, with 1.191 million customers at March 31, 2010, compared with 652,000 customers a year earlier.

The MVNO customer base rose 33% in one year to 2.499 million at March 31, 2010, compared with 1.872 million at March 31, 2009.

Revenues from Home Communication Services were down 3.1% on a comparable basis (-4.2% on an historical basis) to 3.409 billion euros. Excluding regulatory measures, revenues were down only 2.0% (-40 million euros). Internet services continued their strong upward trend (+9.0%); growth in broadband services5 was fueled by:

-

4.2% growth in the customer base to 8.937 million customers at March 31, 2010;

-

growth of 4.2% in ARPU6 linked to the growth of Net offers (offers with naked ADSL7) of voice over IP and of digital TV.

The number of additional broadband customers in the first quarter of 2010, a total of 4,000 (net of terminations), was impacted by a technical adjustment to the customer base. Excluding this impact, the number of additional broadband customers increased by 57,000, due in part to successful ADSL net sales which were estimated to have increased by 14.1% in the quarter. The contraction of the sales increase was mostly due to the discontinuation in mid-January of sales promotions offered during the holiday season. New offers marketed from mid-February should improve the trend in the customer base over the coming quarters. Overall, the broadband customer base rose to 8.937 million at March 31, 2010, a year-on-year increase of 4.2%.

Digital TV services (ADSL and satellite TV) remained very buoyant: the number of digital TV customers rose 34% year on year to 2.894 million at March 31, 2010. The Orange sports and Orange cinema series channels had a total of 713,000 subscribers at 31 March 2010, compared with 363,000 a year earlier. Video on demand (VOD) generated 2.7 million pay-per-view uses in the first quarter of 2010, up 53% compared with the first quarter of 2009.

Revenues from traditional telephone services (subscriptions and communications) fell 11.2%, reflecting the declining number of traditional consumer telephone subscriptions.

Revenues from Operator Services declined 2.1% on a comparable basis. Excluding regulatory measures (-40 million euros), revenues rose 1.5%; the impact of the 23% year-on-year increase in the number of lines marketed through other carriers8 (9.222 million lines at March 31, 2010) was partially offset by the decline in national interconnection revenues (telephone traffic).

Other revenues from Home Communication Services were down 11.8% on a comparable basis, reflecting the continued downward trend in telephone advertising revenues and telephone handset rentals.

4

See glossary.

5

ADSL, FTTH and Wimax.

6

See glossary.

7

See glossary.

8

Totally unbundled telephone lines, naked ADSL and wholesale line rentals (WLR).

Spain

First quarter 2010 revenues from Spain fell 2.8% on a comparable basis to 923 million euros. Excluding regulatory measures (-44 million euros), revenues rose 2.0% compared with the first quarter of 2009.

Revenues from Personal Communication Services declined 2.5% on a comparable basis to 759 million euros. Excluding regulatory measures (-44 million euros), revenues rose 3.4% in the first quarter of 2010; excluding equipment sales, revenues increased 4.3%, after rising 4.2% in the fourth quarter of 2009. This reflected:

-

4.0% year-on-year growth in service contracts (6.747 million customers at March 31, 2010, representing 58.4% of the total customer base at that date, compared with 56.8% one year earlier);

-

growth in revenues from data services, excluding messaging, reflecting growth in broadband uses and in particular strong growth in Internet/Business Everywhere services, which had 413,000 customers at March 31, 2010, compared with 223,000 customers at March 31, 2009;

-

31% growth in one year in the MVNO customer base, which had 828,000 customers at March 31, 2010, compared with 631,000 at March 31, 2009.

There were 4.805 million prepaid customers at March 31, 2010, down 2.8% year on year after a first quarter 2010 adjustment for 448,000 customers to comply with the law regarding mandatory identification of mobile customers. The total number of customers excluding MVNOs (contracts and prepaid offers) nonetheless rose 1.1% to 11.552 million customers at March 31, 2010.

Revenues from Home Communication Services, at 164 million euros, declined 4.0%, reflecting the downturn in business services and in carrier services. Retail ADSL revenues were stable compared with the first quarter of 2009. The 6.7% year-on-year downturn in the ADSL customer base to 1.086 million customers at March 31, 2010 was offset by:

-

the growing share of ADSL subscriptions sold unbundled from the telephone line (80% at March 31, 2010, growth of 4 points in one year); and

-

42% growth year on year in the number of voice over IP customers to 500,000 at March 31, 2010.

Poland

Revenues from Poland increased 1.1% on an historical basis to 970 million euros, including the favorable impact of the Polish zloty exchange rate estimated at +12.5 points. On a comparable basis, revenues from Poland declined 10.2%. Excluding the impact of regulatory measures (-61 million euros), revenues fell 4.8% in the first quarter of 2010 on a comparable basis.

Revenues from Personal Communication Services decreased 9.2% on a comparable basis to 455 million euros. Excluding the impact of regulatory measures (-43 million euros), the decline in revenues was limited to 0.7% compared with the first quarter of 2009, a significant improvement from the previous quarter (-4.3%) attributable to strong growth in the number of contract customers. There were 6.713 million customers at March 31, 2010, an increase of 6.4% year on year, and representing 48.7% of the total customer base, 2.6 points more than at March 31, 2009. The total number of customers, excluding MVNOs, was 13.774 million at March 31, 2010, a 0.7% increase year on year.

Revenues from Home Communication Services declined 10.5% on a comparable basis to 579 million euros. Excluding the impact of regulatory measures (-23 million euros), revenues fell 7.1%, reflecting the downward trend in traditional telephone services due to the migration towards mobiles. Revenues from ADSL broadband services, business data services and carrier services were stable compared with the first quarter 2009.

The number of ADSL broadband customers rose 0.9% year on year to 2.261 million at March 31, 2010. The number of digital TV customers (ADSL and satellite) more than doubled in one year to 417,000 customers at March 31, 2010, compared with 198,000 customers at March 31, 2009.

Rest of World

Rest of World revenues were 1.778 billion euros in the first quarter of 2010, up 2.2% on a comparable basis (up 1.0% on an historical basis, including the 1.1 point unfavorable impact of exchange rates). Excluding regulatory measures (-24 million euros), revenues rose 3.6%, a 2.4-point improvement compared with the fourth quarter of 2009.

Africa and the Middle East were particularly dynamic, with 7.3% growth on a comparable basis (+8.1% excluding regulatory measures), driven mainly by Côte d’Ivoire and Cameroon. Growth continued to be very strong in new operations in Africa9, +22% in the first quarter of 2010.

In Europe, the quarterly revenue trend improved by 4.1 points, with revenues increasing 1.2% in the first quarter of 2010 (excluding regulatory measures) after falling 2.9% in the fourth quarter of 2009.

-

In Romania in particular, the downturn was limited to 10.2% in the first quarter of 2010 (-10.1% excluding regulatory measures), after falling 23.6% in the fourth quarter of 2009 (-20.5% excluding regulatory measures).

-

Quarterly growth in Belgium remained buoyant, up 5.8% (8.1% excluding regulatory measures) and in Switzerland revenues increased 4.8% (6.25% excluding regulatory measures) driven by mobile services.

In addition, revenues grew 2.8% in the Dominican Republic (excluding regulatory measures), continuing the improvement reported in the second half of 2009.

The number of mobile customers in the Rest of World segment increased to 55.8 million at March 31, 2010 (with 36.36% of the customer base in Egypt consolidated), representing 6.3 million additional customers, net of terminations, and 12.8% year-on-year growth. In addition to Egypt, the leading contributors to the growth of the customer base were Mali, Senegal, Cameroon and new operations in Africa.

Enterprise

Revenues from the Enterprise segment declined 7.9% on an historical basis to 1.770 billion euros; 0.8 points of this decline was from the unfavorable impact of exchange rates, while 0.2 points of the decline was due to the impact of changes in the scope of consolidation.

On a comparable basis, revenues from the Enterprise segment declined 7.0% in the first quarter of 2010. Excluding network equipment sales, revenues fell 6.1%. The decrease reflects the downturn in traditional services (voice and data services) and a weakening in demand for the services market.

Business Network Legacy: the 13.5% decrease in revenues on a comparable basis corresponded primarily to the 11.5% decline in traditional phone services related to:

-

the decrease in the number of telephone lines, related in part to the economic environment and the development of the WLR business10,

-

the decline in the volume of traffic from traditional telephone communications, accentuated by the growth in voice over IP services, and

-

the decrease in revenues from customer relations (call centers) due to the substitution of services by the Internet.

Revenues from traditional data services fell 19.6% due to the continued migration of corporate networks to more recent technologies.

Advanced Business Networks: the 2.0% increase on a comparable basis reflects strong growth in high bandwidth solutions such as MAN Ethernet and Ethernet Link, and in Internet services such as voice over IP. IP-VPN offers have reached maturity and remained stable, with 322,000 subscribers globally at March 31, 2010 while the price pressures were partially offset by the increase in unit volumes from IP-VPN subscribers.

Extended Business Services: revenues declined 5.2% on a comparable basis in the first quarter of 2010, after falling 3.2% in the fourth quarter of 2009, as the services market continued to be difficult. The greatest impact was on integration services in France, solutions deployment, and consulting services.

Other Business Services: the 9.3% decrease on a comparable basis was linked to the downturn in network equipment sales. TV broadcasting services rose 0.7%.

9

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

10

WLR: Wholesale Line Rental. See glossary.

International Carriers and Shared Services

Revenues from the International Operators and Shared Services segment rose 3.4% on a comparable basis (+14.4% on an historical basis) to 386 million euros in the first quarter of 2010.

Revenues from International Carrier Services increased 3.4% on a comparable basis to 334 million euros in the first quarter of 2010, due to international call transit services, which represented approximately two thirds of the revenues from International Carrier Services.

Revenues grew 13.2% on an historical basis, including the impact of consolidating international calls originating in France, which have been recognized as International Carrier Services since January 1, 2010 (they were previously consolidated in the France business segment).

Shared Services rose 3.5% to 52 million euros in the first quarter of 2010 on a comparable basis. The increase in revenues from Research and Development and the growth in the film production business were partially offset by the decrease in online gaming revenues.

Revenues rose 22.6% on an historical basis, including the impact of the consolidation of Unanimis, the largest exclusive digital advertising network in the United Kingdom, which was acquired in August 2009.

United Kingdom11

Revenues from the United Kingdom increased 2.3% on an historical basis to 1.282 billion euros, 2.4 points of which was related to the favorable impact of the pound sterling exchange rate.

On a comparable basis, revenues were nearly stable compared with the first quarter of 2009. Excluding regulatory measures (-70 million euros), revenues rose 5.8% in the first quarter of 2010.

Revenues from Personal Communication Services grew 0.4% on a comparable basis to 1.242 billion euros. Excluding regulatory measures (-70 million euros), revenues rose 6.5% in the first quarter of 2010. The number of contract customers increased 13.1% to 7.124 million at March 31, 2010, representing 43.3% of the customer base at that date, compared with 39.7% at March 31, 2009. Service contracts continued to grow steadily in the first quarter of 2010, with 221,000 new subscribers (net of terminations), reflecting the impact of customer retention initiatives that have reduced the number of terminations during the period. The total number of customers, excluding MVNOs (contracts and prepaid offers), rose to 16.442 million at March 31, 2010, a year-on-year increase of 3.7%.

Home Communication Services declined 10.1% on a comparable basis to 55 million euros due to the declining ADSL customer base.

11

Following the announcement in September 2009 of the proposed merger of Orange and T-Mobile operations in the United Kingdom, the United Kingdom segment is treated as a discontinued operation in the financial statements.

schedule of upcoming events

•

July 29, 2010: 2nd quarter 2010 results

•

October 28, 2010: 3rd quarter 2010 results

contacts

press contacts: +33 1 44 44 93 93	financial communication contacts: +33 1 44 44 04 32 (analysts and investors)
Béatrice Mandine beatrice.mandine@orange-ftgroup.com Tom Wright tom.wright@orange-ftgroup.com	Vincent Benoit vincent.benoit@orange-ftgroup.com Xavier Pichon xavier.pichon@orange-ftgroup.com Aurélie Jolion aurelie.jolion@orange-ftgroup.com for further information

The slide presentation prepared for the publication of first quarter 2010 financial information can be viewed on the France Telecom website at:

www.orange.com

www.francetelecom.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: analysis of consolidated EBITDA

(in millions of euros)	1st quarter 2010	1st quarter 2009 comparable basis	1st quarter 2009 historical basis	change comparable basis (in %)	change historical basis (in %)

Revenues	10 959	11 262	11 185	(2.7)	(2.0)
External purchases	(4 544)	(4 667)	(4 644)	(2.6)	(2.1)
in % of revenues	41.5%	41.4%	41.5%	0.1 pt	0..0 pt
Of which:
Purchases from and fees paid to carriers	(1 466)	(1 540)	(1 531)	(4.8)	(4.2)
in % of revenues	13.4%	13.7%	13.7%	(0.3 pt)	(0.3 pt)
Other network expenses and IT costs	(646)	(673)	(669)	(4.0)	(3.5)
in % of revenues	5.9%	6.0%	6.0%	(0.1 pt)	(0.1 pt)
Property, overheads, other external expenses and capitalized production	(858)	(900)	(891)	(4.7)	(3.7)
in % of revenues	7.8%	8.0%	8.0%	(0.2 pt)	(0.2 pt)
Commercial expenses and content purchases	(1 574)	(1 555)	(1 553)	1.3	1.4
in % of revenues	14.4%	13.8%	13.9%	0.6 pt	0.5 pt
Labor expenses	(2 201)	(2 158)	(2 138)	2.0	3.0
in % of revenues	20.1%	19.2%	19.1%	0.9 pt	1.0 pt
Other operating income and expenses	(424)	(409)	(405)	-	-
Gains (losses) on disposals of assets	3	(1)	(3)	-	-
Restructuring expenses	(30)	(42)	(40)	-	-

EBITDA	3 764	3 984	3 955	(5.5)	(4.8)
in % of revenues	34.3%	35.4%	35.4%	(1 pt)	(1 pt)

12

appendix 2: revenues by business segment

(in millions of euros)	1st quarter 2010	1st quarter 2009 comparable basis	1st quarter 2009 historical basis	change comparable basis (in %)	change historical basis (in %)

France
Personal Communication Services	2 624	2 648	2 648	(0.9)	(0.9)
Home Communication Services	3 409	3 520	3 559	(3.1)	(4.2)
Consumer Services	2 153	2 220	2 210	(3.0)	(2.6)
Carrier Services	1 107	1 130	1 164	(2.1)	(4.9)
Other HCS revenues	149	169	185	(11.8)	(19.5)
Eliminations	(259)	(269)	(292)	-	-
Total France	5 774	5 898	5 915	(2.1)	(2.4)

Spain
Personal Communication Services	759	779	783	(2.5)	(3.0)
Home Communication Services	164	170	171	(4.0)	(4.4)
Total Spain	923	949	954	(2.8)	(3.3)

Poland
Personal Communication Services	455	501	445	(9.2)	2.3
Home Communication Services	579	646	575	(10.5)	0.7
Eliminations	(64)	(67)	(60)	-	-
Total Poland	970	1 080	960	(10.2)	1.1

Rest of World	1 778	1 740	1 759	2.2	1.0

Enterprise
Business Network Legacy	678	783	836	(13.5)	(19.0)
Advanced Business Network	573	562	537	2.0	6.7
Extended Business Services	326	344	334	(5.2)	(2.4)
Other Business services	193	213	213	(9.3)	(9.3)
Total Enterprise Communication Services	1 770	1 902	1 920	(7.0)	(7.9)

International Carriers and Shared Services
International Carriers	334	323	295	3.4	13.2
Shared Services	52	50	42	3.5	22.6
Total International Carriers and Shared Services	386	373	337	3.4	14.4
Inter-segment eliminations	(642)	(680)	(660)	-	-
Total France Telecom group	10 959	11 262	11 185	(2.7)	(2.0)

United Kingdom[12]
Personal Communication Services	1 242	1 237	1 208	0.4	2.8
Home Communication Services	55	61	60	(10.1)	(9.0)
Eliminations	(14)	(15)	(14)	-	-
Total United Kingdom	1 282	1 283	1 253	(0.0)	2.3

Following the announcement in September 2009 of the proposed merger of Orange and T-Mobile operations in the United Kingdom, the United Kingdom segment is treated as a discontinued operation in the financial statements.

13

appendix 3: key performance indicators of France Telecom

(historical basis13)	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010

France Telecom Group
Total number of customers* (millions)	176.132	177.980	180.467	183.865	183.287
Personal Communication Services customers* (millions)	115.505	117.529	120.225	123.747	123.743
- of which contract customers (millions)	46.033	46.611	47.255	48.396	49.014
- of which 3G broadband customers (millions)	20.604	22.884	24.498	26.831	29.207
Home Communication Services broadband customers (millions)	13.248	13.362	13.425	13.506	13.508
- of which number of Livebox rentals (millions)	8.162	8.357	8.527	8.754	8.863
- of which Voice over IP customers (millions)	6.901	7.105	7.339	7.595	7.731
- of which IPTV and satellite TV customers (millions)	2.463	2.670	2.916	3.217	3.390
France
Personal Communication Services
Number of customers* (millions)	25.076	25.287	25.354	26.334	26.161
- of which contract customers (millions)	17.114	17.327	17.560	17.943	18.081
- of which broadband customers (millions)	11.566	12.073	12.603	13.556	13.868
Total ARPU (euros)	400	402	398	394	389
Number of MVNO customers (millions)	1.872	1.981	2.114	2.363	2.499
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	21.549	21.296	21.005	20.626	20.309
- of which naked ADSL** customers (millions)	2.239	2.390	2.590	2.821	2.954
ARPU of fixed line subscribers (euros)	33.3	33.6	33.8	34.2	34.5
Number of broadband customers at end of period (millions)***	8.574	8.680	8.810	8.933	8.937
ADSL market share at end of period (%)****	49.2	48.7	48.3	47.8	47.0
Number of Livebox rentals (millions)	6.806	6.991	7.154	7.347	7.461
Number of Voice over IP customers (millions)	6.135	6.339	6.580	6.816	6.925
Number of IPTV and satellite TV customers (millions)	2.166	2.339	2.547	2.761	2.894
Carrier market
Total number of fixed lines in the Carriers market (millions)	7.481	7.888	8.260	8.736	9.222
- of which total unbundling (millions)	5.310	5.664	6.002	6.414	6.827
- of which wholesale naked ADSL rental ** (millions)	1.232	1.250	1.232	1.245	1.243
- of which wholesale line rentals (millions)	0.939	0.974	1.026	1.076	1.151
Spain
Personal Communication Services
Number of customers* (millions)	11.426	11.469	11.620	11.879	11.552
- of which contract customers (millions)	6.485	6.495	6.519	6.657	6.747
- of which broadband customers (millions)	3.730	4.154	4.604	5.119	5.519
Total ARPU (euros)	284	277	271	266	261
Home Communication Services
Number of ADSL broadband customers (millions)	1.165	1.135	1.091	1.086	1.086
* Excluding customers of MVNOs ** See glossary *** ADSL, FTTH, satellite and Wimax **** Company estimate.

Historical data includes the customer base in Egypt, based on a consolidation rate of 36.36%.

14

(historical basis14)	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010
Poland
Personal Communication Services
Number of customers* (millions)	13.681	13.768	13.736	13.714	13.774
- of which contract customers (millions)	6.311	6.450	6.508	6.624	6.713
- of which broadband customers (millions)	4.731	5.370	5.421	5.503	6.572
Total ARPU (PLN)	582	571	551	529	518
Home Communication Services
Total number of fixed telephone lines (millions)	8.750	8.613	8.475	8.355	8.200
Number of ADSL broadband customers (millions)	2.242	2.267	2.277	2.272	2.261
Rest of World
Personal Communication Services
Total number of customers* (millions)	49.472	51.152	53.405	55.307	55.813
- of which contract customers (millions)	9.825	9.896	10.031	10.269	10.349
Number PCS customers by region (millions)
Europe	19.551	19.817	20.183	20.696	20.587
Africa and Middle East	27.390	28.724	30.483	31.780	32.360
Other	2.531	2.611	2.738	2.830	2.866
Home Communication Services
Total number of telephone lines (thousands)	2 299	2 248	2 258	2 258	2 265
of which:
Europe (thousands)	649	635	646	660	672
Africa and Middle East (thousands)	1 646	1 609	1 609	1 594	1 590
Other operations (thousands)	4	4	4	4	4
Enterprise
France
Number of legacy telephone lines (thousands)	5 390	5 299	5 214	5 145	4 632
Number of Business Everywhere customers (thousands)	709	718	736	760	764
Number of accesses to IP networks (thousands)	330	333	335	335	336
- of which IP-VPN (thousands)	271	273	274	273	274
Number of XoIP connections (thousands)	23	26	29	32	36
World
Number of IP-VPN accesses (thousands)	322	324	325	323	322
United Kingdom
Personal Communication Services
Number of customers* (millions)	15.850	15.853	16.110	16.514	16.442
- of which contract customers (millions)	6.298	6.443	6.637	6.903	7.124
- of which broadband customers (millions)	3.824	4.313	4.717	5.343	5.892
Total ARPU (GBP)	271	266	261	257	253
Home Communication Services
Number of ADSL broadband customers (thousands)	977	954	899	840	816
* Excluding customers of MVNOs.

Historical data includes the customer base in Egypt, based on a consolidation rate of 36.36%.

appendix 4: highlights

Highlights
April
22/04/10	Switzerland - France Telecom and TDC consider the Swiss Competition Commission’s decision as negative for the Swiss Consumer and telecommunications market
14/04/10	Egypt – France Telecom and Orascom present an outline of an agreement on Mobinil and ECMS to the Egyptian Government
09/04/10	Switzerland – France Telecom and TDC sign the final agreement to combine Orange Switzerland and Sunrise
01/04/10	United Kingdom – Deutsche Telekom and France Telecom announce completion of UK merger
March
31/03/10	Group – France Telecom offers a EUR 1 billion bond
17/03/10	France – France Telecom signs two agreements within the framework of its negotiations on work-related stress in France
10/03/10	France – Stéphane Richard presents the new organization for the Group’s activities in France
10/03/10	Group – France Telecom makes available an additional 150 million shares as part of its American Depositary Receipt Program
05/03/10	Group – Orange partners with Netvibes to offer the world’s largest collection of mobile widgets
01/03/10	United Kingdom – Merger of T-Mobile UK and Orange UK cleared by EU Commission
February
25/02/10	Group – Stéphane Richard unveils the Group’s new management team
25/02/10	Group – France Telecom achieved its 2009 commercial and financial objectives, with an organic cash flow of EUR 8.35 billion
17/02/10	Group – Orange wins global award for voice innovation at Mobile World Congress 2010. Industry recognition for technological breakthrough with high-definition mobile voice
15/02/10	Group - Orange launches a ‘€2 for 2MB’ Travel Data Daily roaming tariff to give customers peace of mind using mobile Internet services anywhere in the European Union
14/02/10	Group - Orange accelerates the roll-out of mobile HD voice in Europe
11/02/10	France - Orange is launching two new low-price offers: Smart for mobiles and Découverte for the internet
10/02/10	France - Orange to invest EUR 2 billion in fiber optic network in France by 2015
10/02/10	Group - Orange Business Services, one of Microsoft's three global partners for the distribution of Microsoft Online Services : clear sign of the ambitions of two players in the area of cloud computing
03/02/10

Group - Following the acquisition of 1 million treasury shares in December 2009, France Telecom bought back an additional 135,000 treasury shares within the framework of its 2009 share buyback programme

01/02/10

Group - Changes to the Group's management structure: Didier Lombard, Chairman and Chief Executive Officer of France Telecom, decided to submit to the Board of Directors on 24 February a proposal to separate the functions of Chairman and CEO as of March 1, 2010.

January
27/01/10	Group - Caroline Mille to leave the Group's Communications department
13/01/10	Egypt – Mobinil : France Telecom acknowledges the Tribunal's decision to suspend its public offer on ECMS shares
08/01/10	France -LG Electronics and Orange join forces to offer a content and services portal for connected TV

All press releases are available on the Group’s websites

•

www.orange.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 5: glossary

ARPU – Home Communication Services: Average annual revenues per line for fixed services for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

ARPU - Personal Communication Services: Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH and Wimax): Average revenue per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

CAPEX: Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses: External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization This indicator corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, and restructuring costs. Since January 1, 2010, the share of income from associates is consolidated under EBITDA.

EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: Enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues (Personal Communication Services): Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

organic cash flow: Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services): Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

total property, overhead and other expenses: Other expenses include equipment costs, call centre outsourcing expenses, capitalized production of goods and services, restructuring costs, gains or losses on disposals of assets, and other operating expenses. Other operating expenses include taxes, provisions and losses on accounts receivable, and other expenses and changes in provisions. Other operating expenses are reported net of other operating income. Since January 1, 2010, the share of income from associates is no longer included in this indicator.

wholesale line rental in France – WLR: By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 29, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer